AMERICAN METAL & TECHNOLOGY INC. BEIJING OFFICE
No. 11 Shi Xing Street, Badachu Hi-Tech Zone, Shijingshan Dist., Beijing, 100041, China

December 31, 2008

US Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7070

Re: Acknowledgement with respect to Form 10-KSB/A

Dear Sir/Madam:

In connection with the Form 10-KSB/A as heretofore filed, I hereby acknowledge the following on behalf of American Metal & Technology, Inc. (the “Company”):

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-KSB/A for the fiscal period ended December 31, 2007 (the “Filing”);

2.
The U.S. Securities and Exchange Commission’s (the “SEC”) staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the Filing; and

3.	The Company may not assert the SEC’s staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours, American Metal & Technology, Inc. By: /s/ Chen Gao Chen Gao, Chief Executive Officer and Principal Financial Officer